November 22, 2019

Neil Richardson
Chairman of the Board
Twelve Seas Investment Co
135 East 57th Street, 18th Floor
New York, New York 10022

       Re: Twelve Seas Investment Co
           Preliminary Proxy Statement on Schedule 14A
           Filed September 27, 2019
           File No. 001-38540

Dear Mr. Richardson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:    Benjamin S. Reichel